UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CATCHER HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

903447 10 0

(CUSIP Number)

Robert H. Turner

Catcher Holdings, Inc.

44084 Riverside Parkway

Leesburg, VA 20176

(703) 723-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 5 Pages

CUSIP No. 903447 10 0	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Robert H. Turner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,600,000
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

1,600,000 (subject to vesting restrictions)
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

Page 2 of 5 Pages

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Schedule 13D (“Schedule”) relates to shares of common stock, par value $0.001 per share (the “Common Stock” or the “Shares”), of Catcher Holdings, Inc., a Delaware corporation (the “Issuer” or the “Corporation”). The principal executive offices of the Corporation are at 44084 Riverside Parkway, Leesburg, VA 20176.

Item 2.	Identity and Background.

(a) Name of person filing this Schedule:	Robert H. Turner (“Reporting Person”).

(b) Reporting Person’s Address:	c/o Catcher Holdings, Inc.
44084 Riverside Parkway
Leesburg, VA 20176

(c) Reporting Person’s present occupation:	Chairman of the Board and Chief Executive Officer of the Corporation.

c/o Catcher Holdings, Inc.
44084 Riverside Parkway
Leesburg, VA 20176

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 25, 2007 the Reporting Person was granted 1,600,000 Shares of restricted Common Stock (the “Grant”) pursuant to the Executive Employment Agreement, dated as of February 19, 2007 (the “Employment Agreement”) by and between the Reporting Person and the Corporation, which is subject to the terms of the Notice of Restricted Stock Award and Restricted Stock Award Agreement, dated as of February 19, 2007 by and between the Issuer and the Reporting Person (the “Award Agreement”) and the Issuer’s 2005 Stock Incentive Plan, as amended (the “Plan”).

Page 3 of 5 Pages

Except as otherwise discussed in this Schedule, the Reporting Person does not beneficially own any other securities of the Corporation.

Item 4.	Purpose of Transaction.

The issuance described in Item 3 was made for the purpose of providing equity incentives to the Reporting Person in connection with his status as an executive officer and member of the board of directors of the Issuer.

Other than Reporting Person’s status as an executive officer of the Issuer and a member of its board of directors, which regularly considers such matters, and except as otherwise set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 1,600,000 Shares of the Issuer’s Common Stock. Based on the number of Shares outstanding reported in the Issuer’s most recent proxy statement on Schedule 14A, the percentage of Common Stock beneficially owned by the Reporting Person for the purposes of this Schedule is 7.2%.

(b) The Reporting Person has the sole power to vote (or to direct the vote of) 1,600,000 Shares. The Reporting Person will not have the power to dispose of 1,600,000 Shares of restricted Common Stock until the restricted Common Stock has vested according to the following vesting schedule pursuant to the Award Agreement: 533,333 Shares of the restricted Common Stock will vest on February 19, 2008, 533,333 Shares of the restricted Common Stock will vest on February 19, 2009 and 533,334 Shares of the restricted Common Stock will vest on February 19, 2010. Vesting is contingent upon the Reporting Person’s continuous service with the Issuer, and other limitations set forth in the Award Agreement.

(c) Except for the Reporting Persons’ acquisition of Shares of restricted Common Stock of the Issuer as described in Item 4 of this Schedule 13D, the Reporting Person has not effected any transactions in the common stock covered by this Schedule 13D during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be filed as Exhibits.

Not applicable.

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

August 6, 2007	/s/ Robert H. Turner
Robert H. Turner, an Individual

Page 5 of 5 Pages